                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------


                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                       THE SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 2000


                            TETRA Technologies, Inc.
                             401(k) Retirement Plan
                            (Full title of the plan)


                              --------------------


                            TETRA Technologies, Inc.
          (Name and issuer of the securities held pursuant to the plan)


                                25025 I-45 North
                           The Woodlands, Texas 77380
                    (Address of principal executive offices)

                               -------------------

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

TETRA Technologies, Inc. 401(k) Retirement Plan
Year ended December 31, 2000

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                 Financial Statements and Supplemental Schedules


                          Year ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors.........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................3
Statement of Changes in Net Assets Available for Benefits..............4
Notes to Financial Statements..........................................5


Supplemental Schedules

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)......10
Schedule H, Line 4(j) - Schedule of Reportable Transactions...........11

                         Report of Independent Auditors

Participants and Administrator of the TETRA
  Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the schedule of assets (held at end of year) and schedule of reportable transactions does not disclose the historical cost of nonparticipant directed assets and nonparticipant directed sales transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Ernst & Young LLP

Houston, Texas
May 21, 2001

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                        DECEMBER 31
                                                    2000           1999
                                               -----------------------------
ASSETS
Cash                                           $    13,484      $   271,777

Receivables:
  Employer contributions                            80,673           79,019
  Participant contributions                        211,802          213,483
  Accrued income                                    68,984            1,910
  Other receivables                                  5,724           17,857
  Pending trades                                    13,916             --
                                               ----------------------------
Total receivables                                  381,099          312,269

Investments                                     16,836,904       14,971,671
                                               ----------------------------
Total assets                                    17,231,487       15,555,717

LIABILITIES
Excess contributions refund payable                 21,753             --
                                               ----------------------------
Net assets available for benefits              $17,209,734      $15,555,717
                                               ============================



SEE ACCOMPANYING NOTES.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

            Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2000



Additions:
  Employer contributions                                     $   911,850
  Participant contributions                                    2,409,094
  Rollover contributions                                         179,098
  Interest and dividends                                         800,050
  Net appreciation in fair value of investments                1,338,062
                                                             -----------
Total additions                                                5,638,154

Deductions:
  Benefits paid to participants                                3,940,278
  Administrative expense                                          43,859
                                                             -----------
Total deductions                                               3,984,137

                                                             -----------
Net increase                                                   1,654,017

Net assets available for benefits:
  Beginning of year                                           15,555,717
                                                             -----------
  End of year                                                $17,209,734
                                                             ===========


SEE ACCOMPANYING NOTES.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                          Notes to Financial Statements


                                December 31, 2000


1. DESCRIPTION OF PLAN

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information only. Participants should refer to the SUMMARY PLAN DESCRIPTION for a more complete description of the Plan's provisions, a copy of which is available from TETRA Technologies, Inc. (the "Company" or "Plan Administrator").

GENERAL

The Plan, which became effective January 1, 1990, is a profit sharing plan as defined by Section 401 of the Internal Revenue Code ("IRC") and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY

All employees of the Company and its subsidiaries who have reached the age of 18 are eligible to join the Plan on the first January 1 or July 1 following their date of hire.

CONTRIBUTIONS

Participants may elect to contribute from 1% to 22% of their gross compensation to the Plan. Contributions for each participant are limited in any calendar year to an amount as determined by IRC regulations. The Company matches monthly, 50% of each participant's contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant's compensation, as defined in the Plan agreement, bears to the total compensation of all participants. All Company contributions are directed to the Tetra Stock Fund.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

BENEFIT PAYMENTS

Upon a participant's death, his/her entire account balance is payable to the named beneficiary. When eligible, benefits are payable in any of several forms. Under the Plan, amounts which are forfeited due to termination of employment reduce the employer's future contributions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

ADMINISTRATIVE EXPENSES

Certain administrative expenses are paid by the Company.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

INVESTMENT VALUATION

The fair value of the mutual funds is based on quoted market prices on the last business day of the Plan year. The fair value of the Chicago Trust Stated Principal Value Investment Trust for Employee Benefit Plans is valued by the Chicago Trust Company based on the value of the underlying investment contracts. Participant loans are stated at cost, which approximates fair value.

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                          DECEMBER 31
                                                       2000         1999
                                                    ------------------------
TETRA Technologies, Inc. common stock               $5,977,203*   $2,537,805*
Chicago Trust Stated Principal Value Investment
  Trust for Employee Benefit Plans                   1,312,963     1,093,875
Flag Investors Equity Partners Fund                  1,924,024     2,898,008
Alleghany/Montag & Caldwell Growth Fund              2,889,758     3,893,867
MFS Emerging Growth Fund                             1,767,758     2,853,635


During 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:



Collective trust fund                                             $   381,245
Mutual funds                                                       (1,964,347)
Common stock                                                        2,921,164
                                                                  -----------
                                                                  $ 1,338,062
                                                                  ===========

* Includes both participant and nonparticipant directed

                 TETRA Technologies, Inc. 401(k) Retirement Plan

4. NONPARTICIPANT DIRECTED INVESTMENTS

The Tetra Stock Fund includes both participant and nonparticipant directed amounts which cannot be separately determined. Therefore, for purposes of this disclosure, the Tetra Stock Fund is deemed nonparticipant directed. Information about the net assets and the significant components of the changes in net assets relating to the Tetra Stock Fund is as follows:

                                                          DECEMBER 31
                                                      2000           1999
                                                  --------------------------
Cash                                              $   18,485      $  269,512
TETRA Technologies, Inc. common stock              5,977,203       2,537,805
Employer contribution receivable                      80,673          79,019
Accrued income                                           134             840
                                                  --------------------------
                                                  $6,076,495      $2,887,176
                                                  ==========================


                                                             YEAR ENDED
                                                             DECEMBER 31
                                                                2000
                                                             -----------

Changes in net assets:
  Employer contributions                                     $   911,850
  Participant contributions                                      257,372
  Interest                                                         5,103
  Net appreciation in fair value of investments                2,921,164
  Benefits paid to participants                                 (695,608)
  Interfund transfers                                           (210,562)
                                                             -----------
                                                             $ 3,189,319
                                                             ===========

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. Once qualified, the Plan is required to

                 TETRA Technologies, Inc. 401(k) Retirement Plan

5. INCOME TAX STATUS (CONTINUED)

operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. SUBSEQUENT EVENT

Effective January 1, 2001, the Plan was amended for the purpose of instituting an automatic enrollment provision, and to allow participation as of the first day of any calendar quarter following two months of service.

                             Supplemental Schedules

                 TETRA Technologies, Inc. 401(k) Retirement Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)


                             EIN: 74-2148293 PN: 001


                                December 31, 2000


   IDENTITY OF ISSUE, BORROWER,                                                                CURRENT
   LESSOR, OR SIMILAR PARTY              DESCRIPTION OF INVESTMENT                 COST         VALUE
-----------------------------------------------------------------------------------------------------------
 * Chicago Trust                     Stated Principal Value Investment
                                        Trust for Employee Benefit Plans             **     $   1,312,963

   PIMCO                             Total Return Fund                               **           301,155

 * Alleghany/Montag & Caldwell       Balanced Fund                                   **           261,578

   Flag Investors                    Equity Partners Fund                            **         1,924,024

 * Alleghany/Montag & Caldwell       Growth Fund                                     **         2,889,758

   MFS                               Emerging Growth Fund                            **         1,767,758

   Franklin                          Small Cap Growth Fund                           **           676,621

   American Funds                    Euro-Pacific International Fund                 **           674,346

 * TETRA Technologies, Inc.          TETRA Technologies, Inc.
                                        common stock                                (A)         5,977,203

 * Participant loans                 Loans with various maturities
                                        and interest rates ranging
                                        from 9% to 10% per annum                     **         1,051,498

                                                                                            -------------
                                                                                            $  16,836,904
                                                                                            =============

*  Party-in-interest
** Participant directed amounts are not required to be disclosed.
(A) Cost not available

                 TETRA Technologies, Inc. 401(k) Retirement Plan

           Schedule H, Line 4(j) - Schedule of Reportable Transactions


                             EIN: 74-2148293 PN: 001


                          Year ended December 31, 2000


                                                                                                             CURRENT VALUE
                                                                                                              OF ASSET ON      NET
    IDENTITY OF                                                       PURCHASE       SELLING       COST OF    TRANSACTION    GAIN OR
   PARTY INVOLVED           DESCRIPTION OF ASSET                       PRICE         PRICE          ASSET        DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III) - SERIES OF NONPARTICIPANT AND PARTICIPANT DIRECTED TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS AT THE BEGINNING
   OF THE PLAN YEAR FOR COMMON STOCK.

TETRA Technologies, Inc.   TETRA Technologies Inc. Common Stock
                              Purchases                             $ 2,091,866    $         -   $ 2,091,866   $ 2,091,866    $   -
                              Sales                                           -      1,824,658            (A)    1,824,658       (A)


Note: Includes both participant and nonparticipant directed transactions since trustee does not segregate these transactions.
(A) Cost and net gain or loss is not available



11